August 7, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 7 to Registration Statement on Form S-1
           Filed July 30, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2019 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed July 30, 2019

Risk Factors
As a result of our ownership of stock in MJNA, either private litigants or regulatory agencies may claim that we are deemed..., page 9

1. Please revise the risk disclosure at the bottom page 9 and at the top of page 10 to clarify that the Company "would" be subject to the restrictions and requirements under the 1940
       Act if the Company were deemed to be an investment company.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany2019
August 7, NameKannalife, Inc.
August 7, 2019 Page 2
Page 2
FirstName LastName
General

2. The Company has provided risk disclosure and has previously provided correspondence containing analyses of its status as an investment company. While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analyses.
       You may contact Paul Cline at 202-551-3851 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:      Christopher L. Tinen, Esq.